UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Statum Systems, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 12, 2018

Physical address of issuer
8 Pleasant Street S., Unit D Lower Level, Natick, MA 01760

Website of issuer
  https://www.statumsystems.com/

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$252,491	$85,082
Cash & Cash Equivalents	$226,703	$74,984
Accounts Receivable	$0	$0
Short-term Debt	$488,958	$130,458
Long-term Debt	$1,301,258	$765,005
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0.00	$0.00
Net Income	-$875,900	-$787,550

April 30, 2021

FORM C-AR

Statum Systems, Inc.



       This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Statum Systems, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about theCompany as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commissiondoes not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https:/www.statumsystems.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-lookingstatements by the fact that they do not relate strictly to historical or current facts. Thesestatements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating orfinancial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a resultof new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Statum Systems, Inc. (the "Company" or "Statum Systems") is a Delaware Corporation, formed on September 12, 2018.

The Company is located at 8 Pleasant Street S., Unit D Lower Level, Natick, MA 01760.

The Company's website is https://www.statumsystems.com/

The information available on or through our website is not a part of this Form C-AR.

The Business

Statum Systems Inc. is a startup founded by medical professionals for medical professionals, has developed a medical messaging and collaboration platform that enables physicians, nurses, and other health care providers to carry and use one device for all their medical communication and collaboration needs. It delivers enterprise level collaboration capabilities, operates on all communication frequencies (WiFi, Cellular and Pager) and enables hospitals and medical practices to deliver improved patient care, faster and at lower cost. This fully secure and HIPAA compliantplatform is ready to begin assisting doctors, nurses, and medical professionals today.

The StatumHEALTH solution is a software application that runs on the cloud and on users' smartphones. There is an optional hardware device for those medical professionals that currently use a pager and who want to replace the use of the separate pager device by having pages go directly to their smartphone.

The StatumHEALTH system can work without WiFi or cellular service because the optional hardware card mentioned above contains an antenna and radio receiver that captures low frequency pager signals and transmits them to the smart phone app using Bluetooth.

Statum Systems is at the beta-test phase of product development. The software features of StatumHEALTH are developed, functional and tested. There is a working and tested prototype of the hardware card. StatumHEALTH has completed two cycles of internal testing by medical professionals unaffiliated with Statum Systems.

RISK FACTORS

Risks Related to the Company's Business and Industry

Financing

The amount of capital the Company has on hand is not enough to sustain the Company's current business plan. We may face difficulties in obtaining adequate capital.
In order to achieve the Company's near and long-term goals, the Company will need to procure additional funds. There is no guarantee the Company willbe able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion ofhis or her investment.

The Company's ability to continue as a going concern in the future is dependent on itsability to obtain adequate financing and to generate future revenues to meet current and future obligations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development and other activities, which could harm its business, financial condition and operating results or to discontinue as a going concern.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of a fully commercial product, lack of referenceable clients, and lack of revenue from sales, as well as the inherent business risks associated with our company and present and future market conditions. Future sources of financing or revenue may not be sufficient to meet our future capital requirements. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. There is no guarantee that we will be able to raise additional capital, whether through a debt or equity financing, on favorable terms or at all.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands will require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of StatumHEALTH and any other products or services. If we experience difficulties in hiring and retainingpersonnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affectoperating results.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide key services and product components.
We depend on our suppliers and subcontractors to meet our current and future product development and delivery requirements and to conduct our operations. Our ability to meet our needs may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with our requirements and in a timely and cost-effective manner. Likewise, the quality of our products, services and operations may be adversely impacted if companies to whom we delegate hosting or on whose software we rely, or who manufacture major components or subsystems for ourproducts, or from whom we acquire such services and items, do not provide products which meet required specifications and perform to our and our customers' expectations. Our suppliers maybe less likely than us to be able to quickly recover from natural disasters and other events beyondtheir control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular service or product component.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are

reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

BUSINESS

Description of the Business and Products
Statum Systems, formerly Jybird, Inc., is the developer of StatumHEALTH™, a unified medical communication and collaboration platform designed to address one of the biggest challenges facing medical centers today: fragmented communications systems and processes.
Statum is a startup company, founded by medical professionals for medical professionals. It has developed a medical messaging and collaboration platform that enables physicians, nurses and other health care providers to carry and use just one device for all their medical communication and collaboration needs. It delivers enterprise level collaboration capabilities, operates on all communication frequencies (WiFi, Cellular and Pager) and enables hospitals and medical practices to deliver improved patient care, faster and at lower cost. This fully secure and HIPAA compliant platform is ready to begin assisting doctors, nurses and medical professionals today.
The StatumHEALTH solution is a software application that runs on the cloud and on smartphones. There is an optional hardware device called StatumCONNECT™ for those medical professionals that currently use a pager and who want to replace the use of the pager with pager messages going directly to their smartphone.
The StatumHEALTH system can work without WiFi or cellular service because the optional StatumCONNECT hardware card contains a pager antenna and radio receiver that captures the highly reliable,low frequency pager signals and transmits them to the smart phone app using secure Bluetooth technology.

Competition and Industry
Statum competes in the medical communications applications market, targeting hospitals, medical centers, and medical practices. Currently, Statum is offering StatumHEALTH only in the United States.

Our competition ranges from:
(l) Standalone instant messaging apps, to
(2) Chat an messaging systems that are captive to a particular electronic medical record system,
(3) Cloud-based unified messaging systems.

The StatumHEALTH platform is a unique solution in that it enables medical professionals to use their own personal smart phone devices as a unified interface into all hospital communication network(s) and critical information systems and databases – including paging systems - while protecting their privacy, maintaining HIPAA compliance and still enabling them to receive critical pager messages in real time on their smartphone when and where wi-fi or cellular service is not available.
Currently, medical professionals are required to use multiple devices. They use pagers for critical communications that absolutely must be received; they use hospital-issued phones for unique communication and messaging applications that only work with those special purpose voice-over-IP (VOIP) phones; they access hospital systems,such as electronic medical records by accessing a hospital terminal or using a hospital-issued special purpose tablet.

The StatumHEALTH solution unifies these communication processes and workflows so the caregiver only needs to use one device to make all their communications. In the background, StatumHEALTH can be connected to the hospital's internal systems so that special purpose applications are not necessary.

Current Stage - Products
Statum Systems is at the beta-test phase of product development with
StatumHEALTH. The initial software components of StatumHEALTH are developed,
functional and tested. There is a working and tested prototype of the StatumCONNECT
hardware card. StatumHEALTH has completed two cycles of internal testing by
medical professionals unaffiliated with Statum Systems and is currently undergoing
pilot testing at a major medical center in the eastern United States.

Intellectual Property
The Company believes it has adequately protected its intellectual property. The Company has filed 9 utility
patent applications in the United States. The first two patents have been awarded - patents 10,893,505 and
patent 10, 993,205. The remaining applications are in process. In addition the Company has filed one utility
patent internationally. The Company has filed two trademark applications (StatumHEALTH and
StatumCONNECT) in the United States and two trademark applications internationally.

Governmental/Regulatory Approval and Compliance
We are not aware of any unmet regulatory or compliance requirements.

Litigation
We are not aware of any litigation filed or threatened against the Company.

Other
The Company's principal address is 8 Pleasant Street, Unit D Lower Level, Natick, MA 01760.

DIRECTORS and OFFICERS

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: Frederick Lizza

Frederick Lizza's current primary role is with the Issuer. Positions and offices currently held with the issuer:

- Position : Chief Executive Officer
  Dates of Service: March 04, 2020 - Present
  Responsibilities: Strategic and operational leadership of the company. Mr. Lizza receives a salary of $200,000, of which a varying portion is deferred.

- Position: Director
  Dates of Service: May 07, 2020 - Present
  Responsibilities: Participate in all Board of Director activities and decisions

Other business experience in the past three years:

- Employer: Strategic Claim LLC
  Title: Chief Executive Officer
  Dates of Service: February 28, 2018 - January 17, 2020
  Responsibilities: Strategic and operational leadership of the company

- Employer: Freestyle Solutions
  Title: Chief Executive Officer
  Dates of Service: December 10, 2010 - January 31, 2018
  Responsibilities: Strategic and operational leadership of the company

Name: Ara Nazarian

Ara Nazarian's current primary role is with Harvard Medical School. Ara Nazarian currently services ~50% of time in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Science Officer, Founding CEO
  Dates of Service: September 10, 2018 - Present
  Responsibilities: Strategic, Scientific and Medical knowledge leadership for Statum Systems. Mr. Nazarian receives cash compensation of $60,000 annually, of which a varying portion is deferred, and owns 1,000,000 shares of common stock.

- Position: Chairman of Board of Directors

Dates of Service: September 14, 2018 - Present
Responsibilities: Participate as a leader and member of the Statum Systems Board of Directors

Other business experience in the past three years:
- Employer: Statum Systems Inc.Title: Chief Executive Officer
  Dates of Service: September 10, 2018 - March 04, 2020
  Responsibilities: Strategic and operational company leadership

- Employer: Harvard Medical School
  Title: Associate Professor of Orthopedic Surgery
  Dates of Service: January 01, 2005 - Present
  Responsibilities: Training medical students on orthopedic surgery

- Employer: Beth Israel Deaconess Medical Center (Affiliated with HarvardMedical School)
  Title: Principal Investigator
  Dates of Service: September O1, 2008 - Present
  Responsibilities: Orthopedic medical research

Name: Per Suneby

Per Suneby's current primary role is with Sternhill Associates, LLC. Per Suneby currently serves 1/3 of time in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Senior Vice President of Corporate Development
  Dates of Service: August 03, 2018 - Present
  Responsibilities: Lead client development and strategic partnering initiatives. Mr. Suneby receives compensation of $90,000 annually, a varying portion of which is deferred.

- Position: Director
  Dates of Service: August 3, 2018 – September 15, 2020 and December 17, 2020 - present
  Responsibilities: Provide strategic and operational guidance to the CEO, officersand company

- Position: Board Observer (Non-Voting)
  Dates of Service: August 03, 2018 -December 17, 2020
  Responsibilities: Provide strategic and operational guidance to the CEO, officers and company

Other business experience in the past three years:

- Employer: LiquidPiston, Inc.
  Title: Member of Board Directors, Sr. VP of Corporate Development
  Dates of Service: March 01, 2016 - Present
  Responsibilities: Full participation as a member of the Board of Directors, Strategic Advisor, Partnering and business development

- Employer: Sternhill Associates, LLC
  Title: Managing Director
  Dates of Service: August 03, 2015 - Present
  Responsibilities: Advisor to early-stage businesses

Name: Stephen Okajima

Stephen Okajima's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
  Dates of Service: September 18, 2018 - Present
  Responsibilities: Lead the company's technology and product development efforts.
  Mr. Okajima receives a salary of $36,000 annually, a varying portion of which is deferred, and owns 1,000,000 shares of common stock.

- Position: Director
  Dates of Service: September 18, 2018 - Present
  Responsibilities: Participate in all Board of Director activities and decisions

Other business experience in the past three years:
- Employer: SurgiBox
  Title: Chief Technology Officer
  Dates of Service: June 20, 2018 - Present
  Responsibilities: Technology strategy

- Employer: Beth Israel Deaconess
- Title: Biomedical Engineer
  Dates of Service: September 13, 2013 - Present
  Responsibilities: Biomedical research

Indemnification
The Company is authorized by its certificate of incorporation and bylaws to indemnify its directors, officers, employees or agents acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be liable to the Company, unless a court of competent jurisdiction

determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in Massachusetts and 1 employee in Florida.

Ownership and Capital Structure; Rights of the Securities

The Company's Securities

The Company has authorized Common Stock, Convertible Notes Seed **l,** ConvertibleNotes Seed 2, Convertible Notes Seed 3, Convertible Notes Seed 4a, Convertible Notes Seed 4b and Convertibles Notes Seed 5 as of December 31, 2020. In addition, as part of the Regulation Crowdfunding raise, the Company had issued 237,669 shares of its common stock as of April 30, 2021. (191,169 common shares were issued under the Regulation CF campaign as of December 31, 2020).

Common Stock
The number of shares of Common Stock of the Company authorized is 10,000,000shares with a total of 5,000,000 shares outstanding, including 1,000,000 shares reserved for the company's stock option plan. No stock options were outstanding as of December 31, 2020; the issuances of stock options disclosed in the Company's September 2020 Offering Memorandum were subsequently voided by the Company's Board of Directors.

Voting Rights

The holders of record of the Common Stock are entitled to one vote per share on all matters to be voted on by the Company's stockholders.

Material Rights

The common shares have no special or material rights. They are to share in the proceedsof any liquidation on a pro-rata basis and may be subject to the terms of future Preferred Shares, if any were to be authorized and issued.

Voting Rights of Securities sold in **the regulation CF Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest.Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscribe r is an entity, will survive the merger or reorganization of the Subscribe r or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten publicoffering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the Regulation CF offering, you have granted your votesby proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, orcompany transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on thecorporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares in the future.In other words, when the company issues more shares, the percentage of the companythat you own will go down, even though the value of the company may go up. You willown a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (thoughthis typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Convertible Note Financings

The following convertible notes were outstanding as of December 31, 2020:

Convertible Notes Seed 1

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 1 are outlined below:

Amount outstanding: $550,000.00
Maturity Date: February 01, 2022
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of $2,000,000 or more, or a >5O% change incontrol

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round (2) price calculated based on a $2 million valuationcap. In the event of a change in control, all principal and accrued but unpaid interest will convert to common stock at a $2 million valuation cap.

Convertible Notes Seed 2

The security will convert into shares of preferred stock and the terms of the Convertible Notes Seed 2 are outlined below:

Amount outstanding: $225,000.00
Maturity Date: February 01, 2022
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of > $2,000,000.

Material Rights
In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% ofthe share price sold in such round (2) price calculate d based on a $2 million valuationcap. In the event of a change in control, all principal and accrued but unpaid interest shallconvert to common stock at a $2 million valuation cap.

Convertible Notes Seed 3

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 3 are outlined below:

Amount outstanding:
$175,000.00Maturity Date:
February 01, 2022
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of > $2,000,000.

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% ofthe share price sold in such round (2) price calculated based on a $2 million valuationcap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $2 million valuation cap.

Convertible Notes Seed *4a*

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 4a are outlined below:

Amount outstanding: $150,000.00
Maturity Date: February 01, 2022
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of > $2,000,000

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round, or (2) price calculated based on a $2 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shallconvert to common stock at a $2 million valuation cap.

In the event that a conversion has not occurred prior to the maturity date of the note, the holders of only this financing have the option to convert to common at $2,000,000 valuation, or receive principal and interest at maturity.

Convertible Notes Seed 4b

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 4b are outlined below:

Amount outstanding: $85,000.00
Maturity Date: February 01, 2022
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of $2,000,000

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round (2) price calculated based on a $2 million valuationcap.

In the event of a change in control, all principal and accrued but unpaid interest shallconvert to common stock at a $2 million valuation cap.

In the event that a conversion has not occurred prior to the maturity date of the note, the holders of only this financing have the option to convert to common at $2,000,000valuation, or receive principle and interest at maturity.

Convertible Notes Seed 5

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 5 are outlined below:

Amount outstanding: $120,000.00
Maturity Date: October 30, 2023
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of $2,000,000

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round (2) price calculated based on a $6 million valuationcap.

In the event of a change in control, all principal and accrued but unpaid interest shallconvert to common stock at a $6 million valuation cap.

As of December 31, 2020, we issued the following securities pursuant to Regulation Crowdfunding (1):

Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
$177,389	Working Capital	September 17, 2020	Regulation CF

(1) The Company's securities offering under Regulation Crowdfunding was closed but funds were still being collected and processed via a registered funding portal as of December 31, 2020. From December 31, 2020 to February 4, 2021, the Company conducted one subsequent and final closing raising an additional $43,228.00.

Ownership

As of December 31, 2020, the Company's four founders each own 1,000,000 shares of common stock, representing 19.26% each. An additional 1,000,000 shares are reserved for the stock option pool, and 191,169 shares are owned by the shareholders that purchased shares under the Regulation CF offering through December 31, 2020. There were no 20% shareholders as of December 31, 2020.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR andattached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A, and are an important part of this Form C-AR.

Recent Tax Return Information (CY 1999)

Total Income	Taxable Income	Total Tax
-$ 683,621	-$ 681,913	$0.00

Operations

The Company is in the development and testing stages of its product. Pilot testing at client sites has been delayed due to the COVID-19 pandemic and is expected to be completed in 2021. The Company does not expect to achieve profitability in 2021 and will continue to rely on external sources of funding.

Liquidity and Capital Resources

See accompanying Notes to the Financial Statements.
The Company does not have adequate funds on hand to operate through 2021. The Company is dependent on identifying and raising additional capital from external sources of financing.

Capital Expenditures and Other Obligations

The Company does not have any obligations to make large capital expenditures in the near future. However, when the Company obtains adequate funding, it intends to invest approximately $500,000 or more in the engineering design and initial manufacturing of its StatumCONNECT device n its final form factor.
Other material obligations of the company are its Convertible Promissory Notes, outlined above. In addition, to conserve cash for operations, several of the Company's employees have agreed to defer a portion of their compensation. As of December 31st, 2020 total deferred compensation including accrued interest equaled $ 248,469.

Material Changes and Other Information

There have been no material changes to the Company's operations or its financial results subsequent to December 31, 2020 and the preparation of the attached financial statements. The Company is not aware of any impending material changes.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

For one year from the closing dates, the securities sold via the Regulation CF offering can only be resold:

• In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Name of Entity: Robert Farella
Relationship to Company: Family member
Nature/ amount of interest in the transaction: Mr. Farella, a convertible noteholder, is a family member of Mr. Aris Gregorian, a co-founder and 19% shareholder of the Company.
Material Terms: Mr. Farella holds $12,500 of Statum Systems Convertible Notes. The notes mature 2/1/2022 and pay interest at 6% and are subject to the same terms as all other holders of convertible notes payable of Statum Systems with the same maturity date.

Name of Entity: Armen and Alice Serebrakian
Relationship to Company: Family member
Nature/ amount of interest in the transaction: Armen and Alice Serebrakian, a convertible noteholder, is a family member of co-founder and 19% shareholder Arman Serebrakian.
Material Terms: Mr. and Mrs. Serebrakian hold $35,000 of Statum Systems Convertible Notes. $25,000 of the notes mature 2/1/2022 and $10,000 mature 10/30/2023. The notes pay interest at 6% and are subject to the same terms as all other holders of convertible notes payable of Statum Systems with the same maturity dates.

Name of Entity: Roubik Gregorian
Relationship to Company: Family member
Nature/ amount of interest in the transaction: Mr. Gregorian is a family member of Co-founder and 19% shareholder Aris Gregorian. Roubik Gregorian holds $25,000 in Statum Systems Convertible notes.
Material Terms: Mr. R. Gregorian holds $25,000 of Statum Systems Convertible Notes. The notes mature 2/1/2022 and pay interest at 6% and are subject to the same terms as all other holders of convertible notes payable of Statum Systems with the same maturity date.

The Company has complied with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

_____(Signature)

Frederick Lizza
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

Frederick Lizza
(Name)

CEO
(Title)

April 30, 2021
(Date)

EXHIBITS

Exhibit A Financial Statements

I, Frederick Lizza, the CEO of Statum Systems, Inc., hereby certify that the financial statements of Statum Systems, Inc. and notes thereto for the periods ending December 2020 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2021.

_____ (Signature)_____CEO_____(Title)____April 30, 2021____(Date)

STATUM SYSTEMS, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

YEARS ENDED DECEMBER 31, 2020 AND 2019

STATUM SYSTEMS, INC.
INDEX TO FINANCIAL STATEMENTS (UNAUDITED)
YEAR ENDED DECEMBER 31, 2020

FINANCIAL STATEMENTS

STATUM SYSTEMS, INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash	$ 226,703	$ 74,984
Prepaid Expenses and Other Assets	17,823	-
Total Current Assets	244,526	74,984
NONCURRENT ASSETS		
Property and Equipment:		
Equipment	10,666	10,666
Accumulated Depreciation	(2,701)	(568)
Total Property and Equipment	7,965	10,098
Total Assets	$ 252,491	$ 85,082
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES		
Accounts Payable	$ 55,342	$ 25,179
Accrued Interest Payable	99,657	35,529
Other Accrued Liabilities	-	21,000
Advance on Convertible Notes Payable	30,000	-
Deferred Compensation Liabilities	244,459	48,750
PPP Loan	59,500	-
Total Current Liabilities	488,958	130,458
LONG-TERM LIABILITIES		
Convertible Notes Payable, Net of Debt Issuance Costs	1,301,258	765,005
Total Long-Term Liabilities	1,301,258	765,005
Total Liabilities	$ 1,790,216	$ 895,463
STOCKHOLDERS' DEFICIT		
Common Stock	42	40
Additional Paid in Capital	148,624	70
Accumulated Deficit	(1,686,391)	(810,491)
Total Stockholders' Deficit	(1,537,725)	(810,381)
Total Liabilities and Stockholders' Deficit	$ 252,491	$ 85,082

No assurance is provided on these financial statements.

STATUM SYSTEMS, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
REVENUE	$ -	$ -
OPERATING EXPENSES		
Research and Development	244,890	429,564
Salaries and Wages	378,837	206,500
Professional Fees	100,747	43,210
Marketing	45,882	21,219
Travel and Entertainment	3,179	15,981
Web Services	9,433	9,876
Supplies	2,078	8,019
Rent Expense	7,000	-
Miscellaneous	9,445	3,400
Insurance	2,838	1,388
Depreciation	2,133	568
Total Operating Expense	806,462	747,027
LOSS FROM OPERATIONS	(806,462)	(747,027)
OTHER INCOME (EXPENSE)		
Interest Income	943	3,116
Interest Expense	(70,381)	(43,639)
LOSS BEFORE INCOME TAXES	(875,900)	(787,550)
Income Tax Provision	-	-
NET LOSS	(875,900)	(787,550)

No assurance is provided on these financial statements.

(2)

STATUM SYSTEMS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
YEAR ENDED DECEMBER 31, 2020 AND 2019

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid in Capital	Deficit	Deficit
BALANCE – DECEMBER 31, 2018	4,000,000	$ 40	$ 70	$ (22,941)	$ (22,831)
Net Loss	-	-	0	(787,550)	(787,550)
BALANCE – DECEMBER 31, 2019	4,000,000	40	70	(810,491)	(810,381)
Net Loss	-	-	-	(875,900)	(875,900)
Issuance of Common Stock, net of issuance costs of $28,833	191,169	2	148,554	-	148,556
BALANCE – DECEMBER 31, 2020	4,191,169	$ 42	$ 148,624	$ (1,686,391)	$ (1,537,725)

STATUM SYSTEMS, INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (875,900)	$ (787,550)
Adjustments to Reconcile Net Loss to		
Net Cash Used by Operating Activities:		
Depreciation	2,133	568
Amortization of Debt Issuance Costs	6,253	8,109
Increase in Assets:		
Prepaid Expenses and Other Assets	(17,823)	-
Increase (Decrease) in Liabilities:		
Accounts Payable	30,163	25,179
Accrued Interest Payable	64,128	35,529
Other Accrued Liabilities	(21,000)	14,564
Deferred Compensation Liabilities	195,709	48,750
Net Cash Used by Operating Activities	(616,337)	(654,851)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Equipment	-	(10,666)
Net Cash Used by Investing Activities	-	(10,666)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Convertible Notes Payable	530,000	715,000
Payments of Convertible Notes Issuance Costs	-	(18,104)
Proceeds from PPP Loan	59,500	-
Proceeds from Advance on Convertible Note	30,000	-
Proceeds from Issuance of Common Stock	177,389	-
Payments of Common Stock Issuance Costs	(28,833)	
Net Cash Provided by Financing Activities	768,056	696,896
NET INCREASE IN CASH AND CASH EQUIVALENTS	151,719	31,379
Cash and Cash Equivalents - Beginning of Year	74,984	43,605
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 226,703	$ 74,984
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest Paid	-	-
Income Taxes Paid, Net of (Refunds)	$ -	$ -

No assurance is provided on these financial statements.

NOTE 1   ORGANIZATION

<u>Nature of Operations</u>

Statum Systems, Inc. (the Company) was incorporated on September 10, 2018 as Jybird, Inc. On January 1, 2019 a restated article of incorporation was filed changing the name to Statum Systems, Inc.   The Company is developing a medical communication and collaboration platform to assist the health care industry with internal communication among doctors, nurses, allied health professionals, social workers, medical support staff, and patients.

<u>Going Concern Uncertainty</u>

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. There is substantial doubt about the Company's ability to continue as a going concern. The Company has incurred cumulative losses of $1.9 million through December 31, 2020 and has consumed $1.3M of cash for operating activities through December 31, 2020. Management's plans to mitigate the conditions that give rise to this substantial doubt include plans to raise additional capital from equity and debt financing and plans to reduce or delay operating expenses.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

<u>Cash and Cash Equivalents</u>

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

<u>Equipment</u>

Equipment is recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are five years. Depreciation expense was $2,133 and $568 for the year ended December 31, 2020 and 2019, respectively.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Debt Issuance Costs

The Company accounts for debt issuance costs on the balance sheets as a direct reduction from the carrying amount of the related debt liability (see Note 3).

Debt issuance costs are amortized to interest expense over the term of the debt using the straight-line method. Interest expense related to these items for the year ended December 31, 2020 and 2019 totaled $6,253 and $8,109, respectively.

Future amortization of debt issuance costs:

Year Ending December 31,	Amount	
2021	$	3,454
2022		288
Total	$	3,742

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes in the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The Company has evaluated its tax position and determined that it has no uncertain tax positions as of December 31, 2020 and 2019.

Research and Development

Research and development costs are charged to expense when incurred and amounted to $244,890 and $429,564 for the years ended December 31, 2020 and 2019, respectively

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3   LONG-TERM DEBT

Long-term debt for the years ended December 31 consists of:

	2020	2019
Notes Payable:		
Convertible Notes Payable - Unrelated Parties	$ 1,242,500	$ 765,000
Convertible Notes Payable - Related Parties	62,500	10,000
Debt Issuance Costs	(3,742)	(9,995)
Total Long-Term Debt	$ 1,301,258	$ 765,005

Future principal payments are as follows:

Year Ending December 31,	Amount
2022	$ 1,185,000
2023	120,000
Total	$ 1,305,000

During 2020, the Company issued $530,000 of unsecured convertible notes in three tranches; $175,000 in the January tranche; $235,000 in the July/August tranche; and $120,000 in the October tranche. Included in the $530,000 of notes issued, $52,500 and $10,000 of notes were issued to family members of two of the founders and major stockholders of the Company at December 31, 2020 and 2019, respectively.

Also during 2020, the Company received a loan from a bank under the CARES Act Paycheck Protection Program in the amount of $59,500. The proceeds were secured to fund payroll, rent, and utilities. The original loan agreement was written prior to the PPP Flexibility Act of 2020 (June 5) and was due over 24 months deferred for six months. Subsequent to this, the law changed the loan deferral terms retroactively. The PPP Flexibility Act and subsequent regulations supersede the loan agreement. The PPP Loan bears interest at a fixed rate of 1.0% per annum, has a term of two years, and is unsecured and guaranteed by the U.S. Small Business Administration (SBA).

The Company is following, ASC 470, *Debt*, to account for the initial receipts related to the PPP Loan. As described in Note 8, the Company received confirmation in January 2021 that the loan and any accrued interest was forgiven.

All of the issued convertible notes accrue interest at 6% per annum. The Company accrued interest of $99,657 and $35,529 on the convertible notes payable at December 31, 2020 and 2019, respectively. Unless converted into shares of the Company's stock as described below, unpaid principal and unpaid accrued interest is due and payable at the Maturity Date of the respective notes. In the event of default as defined in the note agreements, all unpaid principal and unpaid accrued interest become due and payable immediately.

NOTE 3   LONG-TERM DEBT (CONTINUED)

Automatic Conversion upon a Qualified Equity Financing

For all convertible notes issued prior to October 2020, in the event the Company sells shares of its preferred stock in an amount of at least $2,000,000 (Qualified Equity Financing) prior to February 1, 2022 (Maturity Date), all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing, at a conversion price that is equal to the lessor of (1) the price per share paid by the other purchasers of the preferred stock sold in the Qualified Equity Financing multiplied by eighty-five percent (85%) or (2) the price per share obtained by dividing Two Million Dollars ($2,000,000) by the Company's fully-diluted capitalization immediately prior to such Qualified Equity Financing assuming exercise or conversion of all convertible securities of the Company but excluding any shares issuable upon conversion of the convertible notes.

For convertible notes issued in the October 2020 tranche, the maturity date is defined as October 30, 2023 and the Qualified Equity Financing amount and the amount for the purpose of part (2) of the conversion price calculation described above is $6,000,000.

Optional Conversion

For all convertible notes issued prior to October 2020, in the event the Company sells shares of a series of its preferred stock in any transaction or series of transactions (Nonqualified Financing) that does not qualify as a Qualified Equity Financing prior to the maturity date or the conversion of all of the principal and accrued but unpaid interest under the note pursuant to a Qualified Equity Financing, the note holders (Holders), may, at their sole discretion, convert all of the unpaid principal and accrued interest on their convertible notes into a number of fully paid and nonassessable shares of the Company's capital stock consisting of preferred stock of the same series offered in such Nonqualified Financing (Optional Conversion Shares) at the lessor of the price per share paid by the other purchasers of the preferred stock sold in the Nonqualified Financing multiplied by eighty-five percent (85%) or the price per share determined by dividing Two Million Dollars by the Company's fully-diluted capitalization on as as-converted basis immediately prior to such Nonqualified Financing, assuming exercise or conversation of all convertible securities of the Company and excluding any shares issuable upon conversion of the notes.

For convertible notes issued in the July/August 2020 tranche only, the note holders have an option to convert these notes into common shares of the Company at the value indicated in section 1. (c) of the Amended and Restated Convertible Promissory Note, if at the maturity date of said note (July 1, 2022), there have been no events that qualify for conversion of the notes into preferred shares of the Company.

For convertible notes issued in the October 2020 tranche, in the event the Company sells shares of a series of its preferred stock in any transaction or series of transactions (Nonqualified Financing) that does not qualify as a Qualified Equity Financing prior to the maturity date or the conversion of all of the principal and accrued but unpaid interest under the note pursuant to a Qualified Equity Financing, the note holders (Holders), may, at their

NOTE 3   LONG-TERM DEBT (CONTINUED)

sole discretion, convert all of the unpaid principal and accrued interest on their convertible notes into a number of fully paid and nonassessable shares of the Company's capital stock consisting of preferred stock of the same series offered in such Nonqualified Financing (Optional Conversion Shares) at the lessor of the price per share paid by the other purchasers of the preferred stock sold in the Nonqualified Financing multiplied by eighty-five percent (85%) or the price per share determined by dividing Six Million Dollars ($6,000,000) by the Company's fully-diluted capitalization on as as-converted basis immediately prior to such Nonqualified Financing, assuming exercise or conversation of all convertible securities of the Company and excluding any shares issuable upon conversion of the notes.

Conversion on Change of Control

For all convertible notes issued prior to October 2020, if the Company consummates a change of control prior to the earlier to occur of the payment in full or conversion of the convertible notes and the Maturity Date, then upon the written election of the Holder, the outstanding principal amount of the note, plus all accrued and unpaid interest hereon shall convert into shares of the Company's common stock, at a price per share obtained by dividing two Million Dollars ($2,000,000.00) by the Company's fully-diluted capitalization immediately prior to the closing of such Change of Control, assuming exercise or conversion of all convertible securities of the Company and excluding any shares issuable upon conversion of the note or any other outstanding convertible promissory notes issued by the Company.

For convertible notes issued in the October 2020 tranche, if the Company consummates a change of control prior to the earlier to occur of the payment in full or conversion of the convertible notes and the Maturity Date (October 30, 2023), then upon the written election of the Holder, the outstanding principal amount of the note, plus all accrued and unpaid interest hereon shall convert into shares of the Company's common stock, at a price per share obtained by dividing Six Million Dollars ($6,000,000.00) by the Company's fully-diluted capitalization immediately prior to the closing of such Change of Control, assuming exercise or conversion of all convertible securities of the Company and excluding any shares issuable upon conversion of the note or any other outstanding convertible promissory notes issued by the Company.

NOTE 4   STOCKHOLDERS' DEFICIT

During 2020, the Company issued 191,169 shares of its common stock via a crowdfunding issuance at an average price per share of $0.9279 before issuance costs. Each subscriber to the offering irrevocably agreed to appoint the Company's chief executive officer as the subscriber's true and lawful proxy with the power to act alone and with full power of substitution to, among other things, vote the subscribers securities.

Common shares issued and outstanding as of December 31, 2020 were 4,191,169. On June 23, 2020, the shareholders approved an increase in the authorized common stock from 100,000 shares to 10,000,000 shares, reduced the par value of common stock from $0.01 to $0.0001 per share, and approved a thousand-for-one common stock split. All references to shares in financial statements reflect the stock split.

No assurance is provided on these financial statements.

NOTE 4   STOCKHOLDERS' DEFICIT (CONTINUED)

The Company has an Equity Incentive Plan (the Plan) intended to encourage ownership of shares by employees. The Plan provides for the granting of incentive stock options, non-qualified options, stock grants, and stock-based awards. The number of shares which may be issued from time to time pursuant to this Plan is 1,000,000 shares of common stock, or the equivalent of such number of shares after the Company has interpreted the effect of any stock split, stock dividend, combination, or recapitalization. No option grants have been made since adoption of the Plan.

NOTE 5   DEFERRED COMPENSATION PLANS

The Company entered into agreements with four employees who are also on the Board of Directors of the Company plus one advisor to the Company to defer payment of a portion of their compensation until the Company raises at least $2,000,000 in Series A financing immediately after which the total amount of deferred compensation will be payable in either cash or equity, at the individual's option. If payment in cash is elected, the Company has the right to pay the amount owed over six equal monthly payments. At December 31, 2020, the Company has recorded current liabilities of $244,459 for unpaid compensation under these agreements.

NOTE 6   INCOME TAXES

The net deferred tax asset (liability) at December 31 consisted on the following components:

	2020	2019
Depreciation and Amortization	$ (2,000)	$ (3,000)
Net Operating Loss Carryforwards	370,000	202,000
Total	368,000	199,000
Valuation Allowance	(368,000)	(199,000)
Total Deferred Tax Assets	$ -	$ -

At December 31, 2020 and 2019 the Company has federal net operating loss carryforwards for income tax purposes of approximately $1,302,000 and $698,000, respectively which are carried forward indefinitely. As of December 31, 2020 and 2019, the Company has state net operating loss carryforwards for income tax purposes of approximately $1,309,500 and $698,000, respectively, which expire at various times through the year 2040.

Deferred income taxes have not been presented in these financial statements as management believes that the future benefit of operating loss carryforwards is dependent on the Company's ability to generate future taxable income which is uncertain. Management has, therefore, recorded a valuation allowance in both years presented equal to the deferred tax asset.

The Company is subject to a minimum corporation income tax in the Commonwealth of Massachusetts however, no amounts have been accrued at December 31, 2020 and 2019 as management deems the amount immaterial.

STATUM SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

NOTE 7   RELATED PARTY TRANSACTIONS

The Company occupies office space that is leased by one of its founders and principal shareholders. Under the terms of the arrangement, the Company pays rent when and if it has sufficient cash flow to do so. There is no formal agreement and the Company has no obligation to make rent payments. During 2020, the Company made payments of $7,000 which is recorded in the accounts as rent expense.

During 2020 and 2019 the Company issued $52,500 and $10,000 respectively of Convertible Notes Payable to relatives of the Company's founders and significant shareholders. The Company incurred $3,109 and $534 of interest expense to related parties during 2020 and 2019, respectively. Included in accrued interest payable at December 31, 2020 and 2019 is $3,643 and $534 owed to related parties.

During 2020, family members of various founders and members of the Board of Directors subscribed to the Company's issuance of common shares sold through the crowdfunding event on terms identical to those of the other subscribers. These purchases ranged in amount between $250 and $2,500.

NOTE 8   SUBSEQUENT EVENTS

In January 2021 the Company received a communication from the bank that had issued the CARES Act loan in 2020 that the loan and interest thereon was forgiven. As of December 31, 2020, the Company expected the loan would be forgiven and has elected to classify the outstanding loan amount as current debt.

In January 2021, the Company issued an additional $215,000 of convertible notes payable under terms identical to the notes issued in the October 2020 tranche. The Company previously received $30,000 of these proceeds in December 2020 which is recorded as Advance on Convertible Note Payable in the December 31, 2020 balance sheet.

In January 2021, the Company received approximately $36,000 of net proceeds from the sale of 46,500 shares of common stock via the crowdfunding offering that began in September 2020.

On March 16, 2021, the Company signed an agreement with Baystate Health/TechSpring to join the TechSpring innovation program. Baystate Health is a large medical center serving all of western MA that includes five hospitals and twelve hundred employees. TechSpring is an accelerator for Healthcare-related technology businesses within Baystate Health and will help the Company integrate their product with Cerner, a leading electronic medical records system. Baystate Health will conduct live testing of the Company's system in one of their hospitals in a clinical setting and give the Company feedback to better target the product to the Company's market. TechSpring is partially funded by a grant from the Commonwealth of Massachusetts, and partly funded by fees that the startup company pays to TechSpring. The fees the Company will pay are $70,000 per year, cancellable with 30 days written notice. The Company will pay the fee in 12 equal month payments commencing in April 2021.